UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December, 2008

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Information Distributed to Security Holders

The registrant, KOMATSU LTD., distributed, or made available from its web-site, to its security holders either or both of the following two documents:

(1)	Interim Report for 2009 (as of September 30, 2008) relative to the 140th Fiscal Period; original prepared and distributed in the Japanese language which is not attached hereto as the Semi-Annual Report referred to in (2) below is the English translation of (1) (except that (1) does not include the charts which are indicated in U.S. dollars and the names and the addresses of the depositaries and that (2) does not include the explanation for the shareholders in Japan regarding the announcement of the plant tour and the electronic share certificate system in Japan, which will be implemented on January 5th, 2009;

(2)	Semi-Annual Report 2009 for the six-month period ended September 30, 2008, prepared in the English language, which is attached hereto and constitutes a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: December 3, 2008	By:	/s/ KENJI KINOSHITA
Kenji Kinoshita
Director and Senior Executive Officer

To All Our Stakeholders

Board of Directors
Back row, from left :	Masahiro Yoneyama, Kenji Kinoshita, Kensuke Hotta, Morio Ikeda, Noriaki Kano, Susumu Isoda
Front row, from left :	Yoshinori Komamura, Masahiro Sakane, Kunio Noji, Yasuo Suzuki

Consolidated	<U.S.GAAP>

For the six months ended September 30, 2008
Net sales	¥1,211.2 billion	(Up 12.2%)
Operating income	¥159.6 billion	(Down 2.0%)
Income from continuing operations before income taxes	¥156.7 billion	(Down 1.2%)
Net income	¥100.3 billion	(Down 3.3%)

[Sales by Operation]

Construction, Mining and Utility Equipment	¥1,052.9 billion	(Up 6.1%)
Industrial Machinery and Others	¥174.0 billion	(Up 73.2%)
Elimination	¥(15.7)billion
Total	¥1,211.2 billion	(Up 12.2%)

Note:  Yen figures of less than one hundred million are omitted.

For the interim period ended September 30, 2008, we are pleased to report that Komatsu Ltd. and its consolidated subsidiaries (hereinafter “Komatsu”) attained good results in a very challenging environment. During the interim period, economic deceleration became more evident in Japan, the United States and Europe in addition to continued price surges of steel and other materials. At the same time, the Japanese yen appreciated sharply against major currencies. Against this background, we continued to work on the selected tasks of the mid-range management plan “Global Teamwork for 15,” aimed at the fiscal year ending March 31, 2010. We focused our efforts on two core businesses; namely, the construction, mining and utility equipment business and the industrial machinery and others business, which now includes Komatsu NTC Ltd.* (hereinafter “Komatsu NTC”)

*	Effective October 1, 2008, NIPPEI TOYAMA Corporation changed its corporate name to Komatsu NTC Ltd.

Interim Results

Consolidated net sales for the interim period totaled ¥1,211.2 billion (U$11,427 million), up 12.2% from the corresponding period a year ago. In the construction, mining and utility equipment business, demand in Japan and the United States remained sluggish and that in Europe fell drastically in the interim period under review. However, reflecting brisk resource and infrastructure development in China, Southeast Asia, Latin America, Russia, the Middle East and Africa, global demand stayed at about the same level from the corresponding period a year ago. We worked to increase selling prices, while expanding production capacity and promoting cross sourcing of products in response to changes on the market. As a result, we achieved a sales increase from the interim period a year ago, even when the U.S. dollar, South African rand and some other currencies depreciated against the Japanese yen. In the industrial machinery and others business, we expanded sales over the interim period a year ago by taking advantage of buoyant demand in facilities investment in emerging economies in addition to making Komatsu NTC a consolidated subsidiary.

With respect to profits, Komatsu concerted efforts particularly to expand the sales volume of equipment, increase selling prices and reduce production costs in order to absorb soaring prices of certain raw materials. Mainly due to the Japanese yen’s substantial appreciation, however, operating income for the interim period registered a slight decline of 2.0% from the corresponding period a year ago, to ¥159.6 billion (US$1,506 million). Operating income as a percentage of net sales for the interim period under review was 13.2%, remaining at a high level, but showed a slight decline from the corresponding period a year ago. As a result, income before income taxes, minority interests and equity in earnings of affiliated companies decreased 1.2% from the corresponding period a year ago, to ¥156.7 billion (US$1,479 million) for the interim period under review. Net income for the interim period amounted to ¥100.3 billion (US$947 million), 3.3% less from the corresponding period a year ago.

Note:	The Komatsu Group had included the forklift truck business of Komatsu Utility Co., Ltd. and all businesses of Komatsu Logistics Corp. in the Industrial Machinery, Vehicles and Others segment until the end of the previous fiscal year. Starting in the current fiscal year under review, Komatsu has included all these businesses in the construction and mining equipment business and changed its business segmentation by renaming it the Construction, Mining and Utility Equipment segment and including all other businesses in the Industrial Machinery and Others segment. Accordingly, the related figures for the previous interim period are stated after retrospectively reclassifying them.

Interim Dividends

Komatsu is building a sound financial position and flexible and agile corporate strengths to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the policy of redistributing profits by considering consolidated business results and continuing stable dividends.

Specifically, the Company has set the goal of a consolidated payout ratio of 20% or higher, and maintains the policy of not decreasing dividends, as long as a consolidated payout ratio does not surpass 40%.

Concerning interim cash dividends, the Board of Directors of the Company set ¥22 per share, an increase of ¥2 from ¥20 for the previous interim dividends paid a year ago. This decision was reached by considering the consolidated business results for the interim period under review and future business prospects at the board meeting held on October 29, 2008.

Outlook for the Fiscal Year ending March 31, 2009

The financial turmoil that originated in the United States is further clouding the outlook for global economies, centering on the United States and Europe. In the construction, mining and utility equipment business, there are serious concerns such as slack demand in Japan, the United States and Europe, price increases of raw materials and adverse effects of drastic depreciation against the Japanese yen of the U.S. dollar, euro and the currencies of emerging economies with natural resources. Meanwhile, we anticipate that resource and infrastructure development will continue to fuel demand for earthmoving equipment against the background of growing population and advancing urbanization centering on emerging economies. We have an extensive product line-up, ranging from large equipment, mainly for mining applications, and medium-sized equipment for construction, to utility equipment for versatile applications such as urban civil engineering, farming and livestock-farming as well as cargo handling. In the growing market of “Greater Asia” where we enjoy an advantageous market position, we will continue to capitalize on our extensive product offerings for business growth. With respect to the industrial machinery and others business, the automobile and semiconductor manufacturing industries are restraining their capital investments. We are going to expand Komatsu NTC’s production capacity of wire saws in line with growing capital investment designed to step up the production of solar cells around the world. Solar cells are attracting keen attention for their environment-friendly power generation.

To ensure sustainable growth driven by corporate strength and profitability, the Komatsu Group is placing continuous efforts on 1) thoroughness in compliance, safety and environmental protection, 2) dissemination of The KOMATSU Way and promotion of human resource development on a global scale, and 3) reinforcement of brand management to deepen customers’ trust. We are also continuing to work with all-out efforts on the following seven selected tasks of the mid-range management plan “Global Teamwork for 15” and are determined to produce substantial results.

1.	Development of DANTOTSU Products

2.	Further Enhancement of Market Position in Greater Asia

3.	Business Expansion in the Entire Value Chain

4.	Establishment of Flexible Manufacturing Operations

5.	Expansion of Utility Equipment Business

6.	Reinforcement of Industrial Machinery Business

7.	Reduction of Fixed Costs

On behalf of the members of the Board, we would like to extend our sincere appreciation to our valued shareholders, customers, business partners and employees around the world for their support.

November 2008

Masahiro Sakane	Kunio Noji
Chairman of the Board	President and CEO

Review of Operations

Construction, Mining and Utility Equipment*

Net Sales

*The Komatsu Group had included the forklift truck business of Komatsu Utility Co., Ltd.

and all businesses of Komatsu Logistics Corp. in the Industrial Machinery, Vehicles and

Others segment until the end of the previous fiscal year. Starting in the current fiscal year under review, Komatsu has included all these businesses in the construction and mining equipment business and changed its business segmentation by renaming it the Construction,

Mining and Utility Equipment segment and including all other businesses in the Industrial

Machinery and Others segment. Accordingly, the related figures for fiscal 2007 and

2008 are stated after retrospectively reclassifying them.

Sales by Region (To outside customers)

For the six months ended September 30, 2008
Japan	¥161.3 billion	(Down 6.6%)
Americas	¥270.0 billion	(Up 3.7%)
Europe & CIS	¥192.7 billion	(Down 9.3%)
China	¥101.5 billion	(Up 30.9%)
Asia (Excluding Japan & China) & Oceania	¥194.3 billion	(Up 24.0%)
Middle East & Africa	¥130.0 billion	(Up 18.7%)

Note :  Yen figures of less than one hundred million are omitted.

Breakdown of Sales by Region

For the six months ended September 30, 2008

While demand for construction and mining equipment was sluggish in Japan, the United States and Europe, it remained robust in emerging economies. In particular, demand for large equipment for use in mines was strong against the background of brisk resource development around the world. Demand for forklift trucks was also good in emerging economies. Consolidated net sales of construction, mining and utility equipment reached ¥1,052.9 billion (US$9,934 million) for the interim period under review, up 6.1% from the corresponding period a year ago. Reflecting Komatsu’s globalization efforts in production, sales and services over the years, the percentage distribution of sales by region has become well balanced with 15.4% in Japan, 25.7% in the Americas, 18.3% in Europe & CIS, 9.7% in China, 18.5% in Asia & Oceania, and 12.4% in the Middle East & Africa, free from skewed reliance on specific regions. Segment profit of construction, mining and utility equipment business decreased 2.7% to ¥148.7 billion (US$1,403 million), and segment profit ratio was 14.1%, down 1.3 percentage points from the interim period a year ago.

Japan

While public-sector investment remained slack, demand fell drastically, as affected by a drop in housing starts resulting from the revision of Japan’s Building Code and soaring prices for building materials. In addition, demand was also adversely affected by the reassessment of tax revenues for road construction. In this environment, Komatsu worked to expand sales of new equipment and increase selling prices. However, sales in Japan for the interim period declined from the corresponding period a year ago. While such a challenging environment lingered, Komatsu has decided to restructure its sales and service organization for construction equipment effective April 2009. To reinforce sales and service capabilities, a new sales company will be established by merging 12 consolidated sales subsidiaries and a sales subsidiary for wear-out parts.

Americas

North American demand for construction equipment for use in civil engineering declined as affected by a drop in U.S. housing starts and a slack economy resulting from the financial turmoil. Meanwhile, demand for equipment for use in mines continued to expand in both North and Latin America. Komatsu worked to increase selling prices and reinforce sales and product support capabilities for mining customers. In addition, Komatsu continued its efforts to ensure an appropriate level of inventories at its North American distributors. Against this background, sales dropped in North America but surged in Latin America, resulting in interim sales in the Americas increasing from the corresponding period a year ago.

Komatsu featured its large equipments at MINExpo 2008 held in Las Vegas, U.S.

Europe & CIS

Demand fell rapidly in Europe, as the economies slowed down clearly. Against this backdrop, Komatsu concerted its efforts to increase selling prices and ensure an appropriate level of inventories at local plants and distributors. In CIS, while demand for equipment grew for use in resource development and infrastructure development in urban areas, Komatsu worked to strengthen its distributor network and product support capabilities for mining and energy development customers. As a result, interim sales in CIS increased from the corresponding period a year ago. Affected by a declining demand in Europe, sales in Europe & CIS for the interim period decreased from the corresponding period a year ago.

China

Growth of total demand was moderate, due to negative factors such as declining demand in the coastal region and temporary measures of the Chinese government to stop construction in conjunction with the Beijing Olympic Games.

Meanwhile, total demand for mining equipment remained strong. Komatsu concerted its aggressive efforts to expand sales of new equipment based on IT-utilized information concerning business negotiations and equipment in use, working to improve operational efficiency of sales and production. As a result, interim sales in China expanded from the corresponding period a year ago.

Asia & Oceania

In Indonesia, the largest market in Southeast Asia, demand increased in mining, civil engineering, agricultural, forestry and some other industries. Also in India, demand grew in infrastructure development and mining sectors. In Australia, demand for equipment for use in civil engineering declined slightly, while demand for mining equipment remained strong. Within this environment, Komatsu worked to reinforce sales and product support capabilities for mining customers and expand production capacity in Asia. As a result, sales in Asia & Oceania increased for the interim period from the corresponding period a year ago.

Komatsu’s large dump truck and wheel loader operating at coal mine in Australia

Middle East & Africa

In Africa, demand remained strong centering on mining equipment. However, the South African currency, rand, depreciated sharply, pushing down sales for the interim period from the corresponding period a year ago. In the Middle East, by comparison, Komatsu captured expanded demand in oil-producing countries and the United Arab Emirates where large-scale investment projects were in progress and boosted sales. As a result, sales in the Middle East & Africa for the interim period expanded from the corresponding period a year ago.

Industrial Machinery and Others*

Net Sales

*The Komatsu Group had included the forklift truck business of Komatsu Utility Co., Ltd.

and all businesses of Komatsu Logistics Corp. in the Industrial Machinery, Vehicles and

Others segment until the end of the previous fiscal year. Starting in the current fiscal year under review, Komatsu has included all these businesses in the construction and mining equipment business and changed its business segmentation by renaming it the Construction,

Mining and Utility Equipment segment and including all other businesses in the Industrial

Machinery and Others segment. Accordingly, the related figures for fiscal 2007 and

2008 are stated after retrospectively reclassifying them.

In the industrial machinery and others business, Komatsu expanded consolidated net sales to ¥174.0 billion (US$1,642 million) for the interim period, an increase of 73.2% from the interim period a year ago, partly due to having made Komatsu NTC a consolidated subsidiary in March 2008. While there were negative factors, such as sluggish economies in Japan, the United States and Europe, as well as restrained capital investment by the automobile manufacturing industry, sales of large presses, such as AC Servo presses and high-speed transfer lines increased steadily. Komatsu Machinery Corp. also expanded its business results. In response to the booming market for solar cells, Komatsu NTC boosted its sales of wire saws. Segment profit increased 35.6% from the corresponding period a year ago, to ¥13.9 billion (US$132 million). Segment profit ratio was 8.0%, down 2.2 percentage points from the corresponding period a year ago.

Exhibition booth of Komatsu group at JIMTOF 2008

(Japan International Machine Tool Fair)

Wire saw manufactured by Komatsu NTC

Topics

Plant Tour for Shareholders Held

We held a plant tour for shareholders at our Osaka Plant in September 2008. The program included a tour of the assembly lines for large and medium-sized bulldozers and hydraulic excavators and a demonstration of a large hydraulic excavator (PC600). We believe that our guests have deepened their understanding of Komatsu after observing Komatsu’s superior manufacturing on the shop floor.

We are planning to hold the next plant tour at our Awazu Plant in March 2009.

Ayumi Tanimoto Wins Gold in the Beijing Olympics

Ayumi Tanimoto of the Komatsu Women’s Judo Team won Gold Medal in the women’s — 63kg category at the Beijing Olympic Games this year. Ayumi was a Gold medalist of the same weight category at the Athens Olympics in 2004. She won all matches by Ippon in these two Olympics. Thank you for your support.

Komatsu to Repurchase Its Own Shares

To improve capital efficiency and promote redistribution of profits to shareholders, we are going to repurchase our own shares for the upper limits of 40 million shares and ¥30 billion, from November 5 to December 30, 2008.

Reinforcing the Industrial Machinery Business

In the making of our second core business

Our industrial machinery business goes back over 80 years to 1924, when we introduced our first commercial press machine. Today, we are developing industrial machinery with original features mainly for the automobile and semiconductor manufacturing industries, and are strengthening the industrial machinery business to grow into our second core business. As part of this strategy, we made NIPPEI TOYAMA Corporation (currently, Komatsu NTC Ltd.) a consolidated subsidiary in March this year.

Komatsu Group’s industrial machinery business consists of the Large Press Business Division of Komatsu Ltd. and five consolidated subsidiaries. Our industrial machinery group is working to maximize synergy and further enhance its market position as it facilitates the development of new products which combine the unique technological expertise of the member organizations.

Products with Unique Features

■  Presses: Large AC-Servo presses (Komatsu Ltd.)

We led the industry by developing and commercializing large AC-Servo presses. They are used for pressing exterior panels (doors and roofs, etc.) of automobiles. Compared to conventional presses (mechanical), our AC-Servo presses offer more stable and higher-precision forming quality and doubles productivity. They also feature improved environmental friendliness, such as 42% reduction of CO2 emissions and 20dB reduction of operating noise.

■  Sheet-metal machines: Plasma cutting machines (Komatsu Industries Corp.)

Plasma cutting machines are used for cutting sheet metals. Komatsu Industries’ plasma cutting machines achieve cutting quality that is comparable to laser cutting machines and outstanding productivity, and are thus highly evaluated on the plasma cutting machine market.

■  Machine tools: Crankshaft millers (Komatsu Machinery Corp.)

Crankshaft millers are used for milling crankshafts of engines for cars and construction equipment. Komatsu Machinery’s crankshaft millers boast virtually 100% market share in Japan and South Korea and enjoy the top share on the global market.

■  Machine tools: Transfer machines (Komatsu NTC Ltd.)

Komatsu NTC’s transfer machines are machining centers with automatic transfer equipment for high-precision, high-efficiency machining from raw materials to completed parts. They are used for the production of powertrain components of cars, such as engines and transmissions, and boast the top share on the global market.

Topic

Sales of Small and Medium-Sized AC-Servo Presses Top 2,000 Units

In 2002, Komatsu Industries led the industry in the market introduction of its multipurpose AC-Servo press. Since then, the company has worked to expand its product range of AC-Servo presses. Reflecting excellent evaluations particularly in the automobile manufacturing industry for their high productivity, high-precision machining and low noise, their cumulative sales reached 2,000 units in October 2008. Komatsu Industries has recently developed and launched the H2W series dual AC-Servo presses which adopt the dual-axis independent drive mechanism. As the leadership company of AC-Servo presses, Komatsu Industries is ready to take up on the challenge of developing new products such as the H2W series.

The ceremony was held to celebrate sales records

of 2,000 AC servo presses.

H2W series dual AC-Servo press

Consolidated Balance Sheets (Unaudited)

Komatsu Ltd. and subsidiaries

As of September 30, 2008 and 2007, of fiscal 2009 and 2008, respectively

	Millions of yen		Thousands of U.S. dollars
	2009	2008	2009
Assets
Current assets
Cash and cash equivalents	¥77,216	¥117,546	$728,453
Time deposits	177	201	1,670
Trade notes and accounts receivable—less allowance for doubtful receivables	513,450	471,421	4,843,868
Inventories	560,436	484,780	5,287,132
Other current assets	130,304	114,702	1,229,283

Total current assets	1,281,583	1,188,650	12,090,406

Long-term trade receivables	110,462	82,355	1,042,094

Investments	119,597	158,287	1,128,273

Property, plant and equipment—less accumulated depreciation	527,958	417,663	4,980,736

Other assets	135,597	80,071	1,279,217

Total	¥2,175,197	¥1,927,026	$20,520,726

Liabilities and shareholders’ equity
Current liabilities
Short-term debt (including current maturities of long-term debt)	¥204,004	¥163,647	$1,924,566
Trade notes, accounts payable and bills payable	379,180	362,914	3,577,170
Income taxes payable	34,705	34,800	327,406
Other current liabilities	197,297	196,297	1,861,292

Total current liabilities	815,186	757,658	7,690,434

Long-term liabilities	370,561	269,694	3,495,858

Minority interests	33,661	27,019	317,557

Shareholders’ equity
Common stock	67,870	67,870	640,283
Capital surplus	139,941	137,508	1,320,198
Retained earnings	791,137	627,618	7,463,557
Accumulated other comprehensive income (loss)	(38,053)	42,374	(358,991)
Treasury stock	(5,106)	(2,715)	(48,170)

Total shareholders’ equity	955,789	872,655	9,016,877

Total	¥2,175,197	¥1,927,026	$20,520,726

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	¥(39,455)	¥12,785	$(372,217)
Net unrealized holding gains (losses) on securities available for sale	19,797	44,884	186,764
Pension liability adjustments	(19,410)	(15,046)	(183,113)
Net unrealized holding gains (losses) on derivative instruments	1,015	(249)	9,575

Note:	The translation of Japanese yen amounts into United States dollar amounts is included solely for convenience and has been made at the rate of ¥106 to $1, the approximate rate of exchange at September 30, 2008.

Inventories and tangible fixed assets increased in response to expanded marketing activities and investment in production capacities to meet robust demand.

Consolidated Statements of Income (Unaudited)

Komatsu Ltd. and subsidiaries

For the six months ended September 30, 2008 and 2007, of fiscal 2009 and 2008, respectively

	Millions of yen (except per share amounts)		Thousands of U.S. dollars (except per share amounts)
	2009	2008	2009
Net sales	¥1,211,288	¥1,080,042	$11,427,245
Cost of sales	885,675	767,689	8,355,424
Selling, general and administrative expenses	166,224	150,607	1,568,151
Other operating income (expenses)	265	1,226	2,500

Operating income	159,654	162,972	1,506,170

Other income (expenses)
Interest and dividend income	4,414	5,126	41,642
Interest expense	(7,565)	(8,383)	(71,368)
Other—net	225	(1,131)	2,122

Other income (expenses)	(2,926)	(4,388)	(27,604)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	156,728	158,584	1,478,566

Income taxes	53,401	58,345	503,783
Minority interests in income of consolidated subsidiaries	(4,320)	(4,727)	(40,755)
Equity in earnings of affiliated companies	1,334	3,310	12,585

Income from continuing operations	¥100,341	¥98,822	$946,613

Income from discontinued operations less applicable income taxes, minority interests and equity in earnings of affiliated companies	—	4,978	—

Net income	¥100,341	¥103,800	$946,613

Net income per share:
Basic	¥100.82	¥104.36	95.1	¢
Diluted	¥100.72	¥104.21	95.0	¢
Cash dividends per share	¥22.00	¥18.00	20.8	¢

Note:	In consolidation, cash dividends per share have been calculated based on dividends paid in each fiscal year.
As for fiscal 2009, interim dividend payment of ¥22 per share has been approved by the Board of Directors of the Company.

Consolidated net sales for the interim period increased over the previous interim period due mainly to robust sales of the construction, mining & utility equipment business in emerging countries, in addition to the effect of a newly consolidated subsidiary, Komatsu NTC. Consolidated operating income ratio remained at a high level of 13.2%, albeit it was lower than that of previous interim period.

Consolidated Statements of Shareholders’ Equity (Unaudited)

Komatsu Ltd. and subsidiaries

For the six months ended September 30, 2008 and 2007, of fiscal 2009 and 2008, respectively

	Millions of yen		Thousands of U.S. dollars
	2009	2008	2009
Common stock
Balance, beginning of year	¥67,870	¥67,870	$640,283
Balance, end of period	¥67,870	¥67,870	$640,283

Capital surplus
Balance, beginning of year	¥138,170	¥137,155	$1,303,491
Sales of treasury stock	1,702	238	16,056
Issuance and exercise of stock acquisition rights	69	115	651
Balance, end of period	¥139,941	¥137,508	$1,320,198

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥26,714	¥24,267	$252,019
Transfer from unappropriated retained earnings	276	(72)	2,604
Balance, end of period	¥26,990	¥24,195	$254,623

Unappropriated retained earnings
Balance, beginning of year	¥685,986	¥517,450	$6,471,566
Net income	100,341	103,800	946,613
Cash dividends paid	(21,904)	(17,899)	(206,641)
Transfer to retained earnings appropriated for legal reserve	(276)	72	(2,604)
Balance, end of period	¥764,147	¥603,423	$7,208,934

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(28,779)	¥33,501	$(271,500)
Adjustment for the period of foreign currency translation	(4,998)	3,581	(47,151)
Net increase (decrease) in unrealized holding gains (losses) on securities available for sale	(4,939)	5,077	(46,594)
Adjustment for the period of pension liability	(202)	254	(1,906)
Net increase (decrease) in unrealized holding gains (losses) on derivative instruments	865	(39)	8,160
Balance, end of period	¥(38,053)	¥42,374	$(358,991)

Treasury stock
Balance, beginning of year	¥(2,835)	¥(3,526)	$(26,745)
Purchase of treasury stock	(3,050)	(118)	(28,774)
Sales of treasury stock	779	929	7,349
Balance, end of period	¥(5,106)	¥(2,715)	$(48,170)

Total shareholders’ equity	¥955,789	¥872,655	$9,016,877

Disclosure of comprehensive income
Net income	¥100,341	¥103,800	$946,613
Other comprehensive income (losses), net of tax	(9,274)	8,873	(87,491)

Comprehensive income	¥91,067	¥112,673	$859,122

Consolidated Statements of Cash Flows (Unaudited)

Komatsu Ltd. and subsidiaries

For the six months ended September 30, 2008 and 2007, of fiscal 2009 and 2008, respectively

	Millions of yen		Thousands of U.S. dollars
	2009	2008	2009
Operating activities
Net income	¥100,341	¥103,800	$946,613
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45,914	36,018	433,151
Deferred income taxes	51	18,361	481
Net loss (gain) on sale of investment securities and subsidiaries	1,311	(8,190)	12,368
Net loss (gain) on sale of property	(62)	(418)	(585)
Loss on disposal of fixed assets	1,273	1,051	12,009
Impairment loss on long-lived assets held for use	—	59	—
Pension and retirement benefits—net	(42)	(9,886)	(396)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(2,515)	2,243	(23,726)
Decrease (increase) in inventories	(42,501)	(37,292)	(400,953)
Increase (decrease) in trade payables	(10,104)	(10,165)	(95,321)
Increase (decrease) in income taxes payable	(18,240)	(20,518)	(172,075)
Other—net	(17,029)	11,639	(160,651)

Net cash provided by operating activities	58,397	86,702	550,915

Investing activities
Capital expenditures	(68,586)	(52,719)	(647,038)
Proceeds from sale of property	6,894	5,703	65,038
Proceeds from sale of available for sale investment securities	147	168	1,387
Purchases of available for sale investment securities	(9,318)	(4,274)	(87,906)
Proceeds from sale of subsidiaries, net of cash disposed	—	16,372	—
Acquisition of subsidiaries and equity investees, net of cash acquired	302	2,576	2,849
Collection of loan receivables	4,959	4,565	46,783
Disbursement of loan receivables	(3,386)	(4,720)	(31,943)
Decrease (increase) in time deposits	(1,519)	(1,087)	(14,330)

Net cash used in investing activities	(70,507)	(33,416)	(665,160)

Financing activities
Proceeds from long-term debt	77,173	30,514	728,047
Repayments on long-term debt	(41,148)	(41,832)	(388,189)
Increase (decrease) in short-term debt—net	(3,182)	4,823	(30,019)
Repayments of capital lease obligations	(20,378)	(5,383)	(192,245)
Sale (purchase) of treasury stock—net	(2,791)	811	(26,330)
Dividends paid	(21,904)	(17,899)	(206,641)
Other—net	(1,481)	1,478	(13,972)

Net cash used in financing activities	(13,711)	(27,488)	(129,349)

Effect of exchange rate change on cash and cash equivalents	1,027	(451)	9,688

Net increase (decrease) in cash and cash equivalents	(24,794)	25,347	(233,906)
Cash and cash equivalents, beginning of year	102,010	92,199	962,359

Cash and cash equivalents, end of period	¥77,216	¥117,546	$728,453

With the resource of cash flows from operating activities, Komatsu increased the amount of cash dividends, and proactively made investment to expand production capacities and enhance productivity in Japan and overseas.

Consolidated Business Segment Information (Unaudited)

Komatsu Ltd. and subsidiaries

For the six months ended September 30, 2008 and 2007, of fiscal 2009 and 2008, respectively

<Information by Operating Segment>

	Millions of yen		Thousands of U.S. dollars
	2009	2008	2009
Net sales:
Construction, Mining and Utility Equipment	¥1,052,951	¥992,392	$9,933,500
Industrial Machinery and Others	174,085	100,504	1,642,311

Total	1,227,036	1,092,896	11,575,811
Elimination	(15,748)	(12,854)	(148,566)

Consolidated	¥1,211,288	¥1,080,042	$11,427,245

Segment profit:
Construction, Mining and Utility Equipment	¥148,748	¥152,824	$1,403,283
Industrial Machinery and Others	13,944	10,285	131,547

Total	162,692	163,109	1,534,830
Corporate expenses and elimination	(3,303)	(1,363)	(31,160)

Consolidated segment profit	159,389	161,746	1,503,670

Other operating income (expenses)	265	1,226	2,500

Operating income	159,654	162,972	1,506,170

Interest and dividend income	4,414	5,126	41,642
Interest expense	(7,565)	(8,383)	(71,368)
Other-net	225	(1,131)	2,122

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	¥156,728	¥158,584	$1,478,566

Depreciation and amortization:
Construction, Mining and Utility Equipment	¥40,708	¥33,245	$384,037
Industrial Machinery and Others	4,645	2,319	43,821

Consolidated	¥45,353	¥35,564	$427,858

Capital investment:
Construction, Mining and Utility Equipment	¥79,992	¥62,682	$754,642
Industrial Machinery and Others	4,453	2,436	42,009

Consolidated	¥84,445	¥65,118	$796,651

Notes:	1.	Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.
	2.	Starting in April 2008, after the reassessment of its management decision-making units, Komatsu has changed its business segmentation to the following two segments of a) Construction, Mining and Utility Equipment, and b) Industrial Machinery and Others.

<Geographic Information>

Net sales to customers recognized by sales destination

	Millions of yen		Thousands of U.S. dollars
	2009	2008	2009
Japan	¥234,957	¥234,452	$2,216,575
Americas	300,983	277,882	2,839,462
Europe and CIS	200,521	213,073	1,891,708
China	134,647	81,415	1,270,255
Asia (excluding Japan, China) and Oceania	210,073	163,659	1,981,821
Middle East and Africa	130,107	109,561	1,227,424

Consolidated	¥1,211,288	¥1,080,042	$11,427,245

Net sales and segment profit recognized by geographic origin
	Millions of yen		Thousands of U.S. dollars
	2009	2008	2009
Net sales:
Japan	¥719,781	¥596,833	$6,790,387
Americas	305,535	290,688	2,882,406
Europe and CIS	200,210	227,267	1,888,773
Others	284,352	242,205	2,682,566
Elimination	(298,590)	(276,951)	(2,816,887)

Consolidated	¥1,211,288	¥1,080,042	$11,427,245

Segment profit:
Japan	¥68,542	¥81,459	$646,623
Americas	37,937	31,994	357,896
Europe and CIS	19,418	25,479	183,189
Others	42,278	31,769	398,849
Corporate and elimination	(8,786)	(8,955)	(82,887)

Consolidated	¥159,389	¥161,746	$1,503,670

Notes:	1. Area segments are separated by the geographical proximity.
2. Main countries or areas of each segment above are as follows:
(1) Americas: North America and Latin America
(2) Europe and CIS: Germany, the United Kingdom and Russia
(3) Others: China, Oceania, Southeast Asia, Middle East and Africa

Directors, Auditors and Officers

As of September 30, 2008

Board of Directors

Masahiro Sakane

Chairman of the Board

Kunio Noji

President and Chief Executive Officer

Yoshinori Komamura

Director and Senior Executive Officer

President, Construction & Mining Equipment Marketing Division

Yasuo Suzuki

Director and Senior Executive Officer

President, Industrial Machinery General Headquarters

Kenji Kinoshita

Director and Senior Executive Officer

Chief Financial Officer,

Supervising CSR and Corporate Communications & Investor Relations

Masahiro Yoneyama

Director

Representative of All China Operations

Susumu Isoda

Director

President, Komatsu Utility Co., Ltd

Morio Ikeda

Outside Director

Advisor, Shiseido Company, Limited

Kensuke Hotta

Outside Director

Chairman and Representative Director,

Hotta Partners Inc.

Noriaki Kano

Outside Director

Professor Emeritus,

Tokyo University of Science

Corporate Auditors

Masafumi Kanemoto

Corporate Auditor (Full time)

Masaji Kitamura

Corporate Auditor (Full time)

Takaharu Dohi

Outside Corporate Auditor

Attorney at law

Makoto Okitsu

Outside Corporate Auditor

Advisor, Teijin Limited

Hiroyuki Kamano

Outside Corporate Auditor

Partner, Kamano Sogo Law Offices

Executive Officers

Hiroyuki Horii

Senior Executive Officer

Vice President, Industrial Machinery General Headquarters

President, Komatsu NTC Ltd.*

Mamoru Hironaka

Senior Executive Officer

Vice President, Construction & Mining Equipment Marketing Division

President, Product Support Division

Masao Fuchigami

Senior Executive Officer

President, Research Division

Supervising Design & Development and Quality Assurance

Taizo Kayata

Senior Executive Officer

President, Overseas Marketing, Construction & Mining Equipment Marketing Division

Nobukazu Kotake

Senior Executive Officer

President, Development Division

Susumu Yamanaka

Senior Executive Officer

President, Defense Systems Division

Masakatsu Hioki

Senior Executive Officer

Supervising Compliance, Legal Affairs, Human Resources, Education and Safety & Health Care

Tetsuji Ohashi

Senior Executive Officer

President, Production Division

Supervising e-KOMATSU

Shinichirou Komiya

Executive Officer

President, Japanese Marketing, Construction & Mining Equipment Marketing Division

Fusao Seki

Executive Officer

General Manager, Corporate Communications and CSR

Supervising General Affairs

Koji Yamada

Executive Officer

Vice President, Industrial Machinery General Headquarters

President, Large Press Business Division

Tetsuro Kajiya

Executive Officer

President, Procurement Division

Kazuhiko Iwata

Executive Officer

President, Global Mining Business, Construction & Mining Equipment Marketing Division

Nobuki Hasegawa

Executive Officer

General Manager, Construction Equipment Technical Center 2, Development Division

Mikio Fujitsuka

Executive Officer

President, Global Retail Finance Business Division

Ichiro Sasaki

Executive Officer

Awazu Plant Manager, Production Division

Noriyuki Sudou

Executive Officer

President, Rental and Used Equipment Business, Construction & Mining Equipment Marketing Division

Fujitoshi Takamura

Executive Officer

General Manager, Construction Equipment Technical Center 1, Development Division

Yoshisada Takahashi

Executive Officer

Osaka Plant Manager, Production Division

Tadashi Okada

Executive Officer

General Manager, Corporate Planning Division

Supervising Environment and Audit

Masahiro Uegaki

Executive Officer

Mooka Plant Manager and Ibaraki Plant Manager, Production Division

Kazunori Kuromoto

Executive Officer

President, AHS (Autonomous Haulage System) Business, Construction & Mining Equipment Marketing Division

Mitsuru Ueno

Executive Officer

President, Engines & Hydraulics Business Division and Oyama Plant Manager

*	Effective October 1, 2008, NIPPEI TOYAMA Corporation changed its corporate name to Komatsu NTC Ltd.

Corporate Information

As of September 30, 2008

General

Head Office

2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan

Date of Establishment

May 13, 1921

Common Stock Outstanding

Consolidated:         ¥67,870 million (US$640 million)

Non-consolidated:  ¥70,120 million (US$662 million)

Number of Employees

Consolidated: 41,291   Non-consolidated: 7,380

Stock Related

Business Year

The one (1) year period from April 1 of each year to March 31 of the following year

Ordinary General Meeting of Shareholders

June

Record Dates

Voting Rights at the Ordinary General Meeting of Shareholders: March 31

Year-End Dividend: March 31

Interim Dividend: September 30

One Unit (tangen) of Shares

100

Transfer Agent

Mitsubishi UFJ Trust and Banking Corporation

1-4-5, Marunouchi, Chiyoda-ku,

Tokyo 100-8212, Japan

Depositary

ADRs:	The Bank of New York Mellon
101 Barclay Street, New York, NY
10286, U.S.A
Tel: +1(201)680-6825
U.S. Toll Free: 1-888-269-2377(888-BNY-ADRS)
URL: http: //www.adrbnymellon.com

Stock Information

As of September 30, 2008

Total Number of Shares Issued and Outstanding

998,744,060 shares

Number of Shareholders

244,942

Breakdown of Shareholders

Tokyo Stock Price Range

Cautionary Statement

This Semi-Annual Report contains forward-looking statements that reflect management’s views and assumptions in the light of information currently available with respect to certain future events, including expected financial position, operating results and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects,” “plans,” “expects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Any forward-looking statements speak only as of the date of this Semi-Annual Report, and Komatsu assumes no duty to update such statements.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated costs or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new information technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; the impact of regulatory changes and accounting principles and practices; and the introduction, success and timing of business initiatives and strategies.

For further information, please contact:

Komatsu Ltd.

Investor Relations Group

Corporate Planning Division

Tel: 81-3-5561-2687

Fax: 81-3-3582-8332

E-mail: ir@komatsu.co.jp

Komatsu Ltd.

2-3-6 Akasaka, Minato-ku

Tokyo 107- 8414, Japan

http://www.komatsu.com/